Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

GERDAU S.A. (B3: GGBR / NYSE: GGB), in addition to the Notice to the Market released on September 20, 2024, informs its shareholders and the market in general that, on November, 1st, 2024, after fulfillment the precedent conditions, the acquisition of assets from Dales Recycling Partnership, a company engaged in the operation, processing, and recycling of ferrous and non-ferrous scrap, was completed by Gerdau Ameristeel US Inc., subsidiary of Gerdau North America.

São Paulo, November 4, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer